

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Via U.S. Mail
Alliance Petroleum Corporation
c/o State Agent & Transfer Syndicate, Inc.
112 North Curry Street
Carson City, NV 89703

>   **Re: Alliance Petroleum Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 22, 2011**
>   **File No. 333-172114**

To Whom It May Concern:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please monitor your need to provide updated financial statements and related disclosure in your next amendment. See Rule 8-08 of Regulation S-X.

2.   We note your response to comments 2 and 3 in our letter dated March 7, 2011. Please revise your filing to disclose, as stated in your response, that Mr. Ijaz has not visited the subject property. Please also disclose whether he has any plans to visit the subject property, and disclose the expected timing of any such visit. In addition, please revise your filing to disclose in your filing the information that you provided in your response to comment 3.

3.   We note your response to comment 6 in our letter dated March 7, 2011, and reissue the comment as it related to Mr. Thomas Puzzo, your named legal counsel. Please advise us regarding the experience of Mr. Puzzo in the past ten years related to any start-up oil and

gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining or oil and gas activities, (d) became a delinquent filer, or (e) reported proven or probable reserves. For each such company, please describe the circumstances to us in necessary detail. For example, we note Mr. Puzzo's involvement as counsel with the registration statement on Form S-1 (File No. 333-153675) for Allora Minerals, Inc. We also note that Allora Minerals materially altered its business plan, named a new control person, and ceased mining activities in connection with its transactions involving EPOD Solar Inc. in June 2009. We may have further comments.

4.   We note your response to comment 7 from our letter dated March 7, 2011. Please tell us whether you received cash from each of the selling shareholders for the shares sold to them under Regulation S. In addition, please tell us whether the selling shareholders had any arrangements with your President, Mr. Ijaz, regarding the purchase price and the terms of the Regulation S offering. We may have further comment.

5.   Please clarify throughout your filing the activities that constitute phase I of your exploration plan, and your activities that constitute phase II of your exploration plan. Please also clarify throughout your filing your anticipated source of funds for each such activity. For example, and without limitation, we note the following:

   - You state at page 7 that your current cash of $1,595 and the $100,000 you anticipate receiving from the sale of your 500,000 shares in this offering will be sufficient to complete the first phase of any initial exploration program of any property claim. However, your disclosure at page 13 indicates that your use of proceeds from this offering will not include retention of an independent contractor geologist.

   - You state at page 22 that you anticipate spending $15,000 for the seismic survey for the Calder property, but your use of proceeds table at page 13 only contemplates the use of $1,000 to $10,000 for geological surveys.

6.   Please clarify throughout your filing the funds that you will need to conduct your 12-month plan of operation. For example, and without limitation, your disclosure at page 4 suggests that you will need to sell at least fifty percent of the primary offering to complete such plan. However, your disclosure at page 5 suggests that you will be able to complete such plan if you sell less than fifty percent of the primary offering.

7.   We note your response to comment 36 in our letter dated March 7, 2011. Please provide the disclosure required by Item 407(a) of Regulation S-K.

Prospectus Cover Page

8.   We note your response to comment 18 in our letter dated March 7, 2011. However, your revised disclosure suggests that the funds from your primary offering will be placed in a

bank account and may ultimately be returned to investors. Please revise your disclosure to clarify, if true, that any funds that you raise from your primary offering will be immediately available for your use, and remove any implication that you will return such funds to investors. Please also make conforming changes to your revised disclosure in your Use of Proceeds section. In addition, your reference on your cover page to your offering of $500,000 appears to be a typographical error.

Prospectus Summary, page 4

9.   We note your disclosure at page 4 that your principal executive offices are located in Nevada. However, your disclosure at page II-3 regarding your Regulation S offering to Mr. Ijaz suggests that your sole officer and director resides outside the United States. With a view toward disclosure, please explain to us how your principal executive offices are in Nevada.

Use of Proceeds, page 12

10.   We note your disclosure that no minimum number of shares must be sold in order for the offering to proceed. Please add related risk factor disclosure.

11.   We note your response to comments 23 and 24 in our letter dated March 7, 2011. Please revise to clarify in your Use of Proceeds section, if true, that you will also need additional financing to engage in the drilling that you describe at page 22, and to disclose in your Use of Proceeds section the amount of funds needed for such drilling.

Plan of Distribution, page 16

12.   We note your statement at page 16 that sales by the company must be made at the fixed price of $0.20 until a market develops for the stock. Please clarify, if true, that you will offer the shares in the primary offering at a fixed price for the duration of the offering.

Future Oil and Gas Interests, page 25

13.   We note your response to comment 29 in our letter dated March 7, 2011, and reissue such comment in part. Please clarify how the disclosure in this section is relevant to your present or planned operations.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 28

14.   We note your response to comment 32 from our letter dated March 7, 2011, and reissue the comment. Please tailor your disclosure regarding your plan of operation with respect to your present or planned operations. In that regard, it is not clear why you have referenced your ability to "successfully find customers" in the context of the use of proceeds from this offering.

15. We note your statement at page 29 that you expect to complete your public offering within 10 days after the effectiveness of your registration statement. If you retain such statement in your next amendment, please tell us your basis for such belief.

16. We note your statement at page 29 that if the maximum amount of shares is sold you plan to set up an office and acquire the necessary equipment to begin operations. This disclosure suggests that you will not begin operations if less than the maximum amount of shares is sold. However, this disclosure is not consistent with your disclosure elsewhere in your filing, such as in your Use of Proceeds section. Please revise.

Liquidity and Capital Resources, page 32

17. We note your response to comment 10 in our letter dated March 7, 2011. Your revised disclosure suggests that you will use proceeds from this offering for legal and accounting expenses in order to maintain your reporting status. However, your use of proceeds table does not appear to address such uses. Please advise.

Significant Employees and Consultants, page 34

18. We note your disclosure at page 34 that Mr. Ijaz is an independent contractor/consultant to the company. Please clarify how Mr. Ijaz is independent in that context. In that regard, we note that he owns the majority of your outstanding shares of common stock and serves as your sole officer and director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Thomas E. Puzzo
        (206) 260-0111